[Letterhead of Sullivan & Cromwell LLP]

February 2, 2016

VIA EDGAR

Mr. Daniel F. Duchovny,
Special Counsel, Office of Mergers and Acquisitions,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:           Royal Bank of Canada Schedule TO-I
          File No. 005-83843 Filed January 25, 2016

Dear Mr. Duchovny:

On behalf the Royal Bank of Canada (the “Bank”), we are hereby providing the following responses to the Staff’s comment letter dated January 29, 2016 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed on January 25, 2016, relating to a tender offer (the “Offer”) by the Bank.  To assist your review, we have retyped the text of the Staff’s comments in bold below.  The headings and pages below correspond to the headings and pages in the Comment Letter and the Bank’s offer to purchase dated January 25, 2016 (the “Offer to Purchase”) relating to the Offer.  All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.  The responses and information described below are based upon information provided to us by the Bank.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO.  The Schedule TO has been revised in response to the Staff’s comments.

Schedule TO

1.	Please provide us with your legal analysis of the applicability of Rule 13e-3 to the tender offers.

Response:  We respectfully advise the Staff that, for the reasons set forth below, we concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be applicable to the Offer.

An offeror’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

Mr. Daniel F. Duchovny	-2-

(A)
causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or section 15(d) of the Exchange Act; or

(B)
causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Offer to purchase the Depositary Shares is neither reasonably likely to nor intended to trigger the events listed in Rule 13e-3(a)(3)(ii).  As set forth below, the Offer should not cause the Depositary Shares to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of a registered national securities association, as set forth in Rule 13e-3(a)(3)(ii)(B).  In addition, the Bank will continue to be subject to the reporting obligations in section 12(b) of the Exchange Act in respect of each series of Depositary Shares after completion of the Offer and the Bank will not be eligible to terminate registration thereof or terminate or suspend its related reporting obligations under the Exchange Act.  Thus, the Offer will not “cause” the Depositary Shares to become eligible for termination of registration or suspension or termination of reporting under Rule 13e-3(a)(3)(ii)(A).

Paragraph (a)(3)(ii)(B) of Rule 13e-3.  The Depositary Shares are listed on the New York Stock Exchange (the “NYSE”).  The Bank intends to maintain such listing after completion of the Offer, and has structured the Offer so that it should not result in delisting of the Depositary Shares.  Section 703.05 of the NYSE Listed Company Manual indicates that the NYSE will give consideration to suspension and delisting of a preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 or (ii) the number of publicly-held shares is less than 100,000.

Pursuant to the terms of the Offer, there is no reasonable likelihood that either the Series C-1 Depositary Shares or the Series C-2 Depositary Shares will be considered for suspension or delisting under NYSE rules.  The Bank has offered to purchase Depositary Shares of both series in an amount such that after completion of the Offer, (i) the aggregate market value of publicly-held shares of each such series will be at least $3,000,000 and (ii) the number of publicly-held shares of each such series will be at least 100,000 (the “Series Offer Limit”).  The Series Offer Limit thresholds are designed to have the result that the aggregate market value and the number of publicly-held shares of each series of Depositary Shares will remain above the suspension and delisting thresholds in Section 703.05 of the NYSE Listed Company Manual, assuming a fully subscribed Offer.  The $3,000,000 threshold for aggregate market value in the Series Offer Limit is significantly higher than the corresponding threshold in Section 703.05 of the NYSE Listed Company Manual in order to further mitigate the possibility that post-Offer market value fluctuations could cause the aggregate market value of publicly-held shares of a series of Depositary Shares to decrease below $2,000,000.  Furthermore, the Bank has been advised by the Dealer Manager that there is only a remote possibility that the Offer will be fully subscribed because there are significant retail holdings of each series of Depositary Shares.  Accordingly, the Series Offer Limit makes it highly unlikely that, even if fully subscribed, the Offer will cause the Depositary Shares of either series to be considered for suspension and delisting by the NYSE.

Mr. Daniel F. Duchovny	-3-

Paragraph (a)(3)(ii)(A) of Rule 13e-3.  The Depositary Shares are subject to reporting obligations pursuant to section 12(b) of the Exchange Act.  As the Offer is structured to avoid, and highly unlikely to result in, the Depositary Shares being considered for suspension and delisting by the NYSE, as set forth above, and the Bank intends to maintain the listing of the Depositary Shares on the NYSE, the Depositary Shares will remain subject to reporting obligations pursuant to section 12(b) of the Exchange Act in respect of each series of Depositary Shares after completion of the Offer.  Therefore, the Offer will not cause any series of the Securities to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

Offer to Purchase

2.
Your disclosure refers to the safe harbor protections for forward-looking statements contained in “[t]he United States Private Securities Litigation Reform Act of 1995.” Note that those safe harbor protections do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise.

Response: In response to the Staff's comment, the disclosure in the Schedule TO has been revised to eliminate the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

3.
We note that you define “business day” to include legal and bank holidays in Toronto, Canada. Note that the term “business day” as defined in Rule 13e-4(a) does not include holidays outside of the United States. Please revise.

Response: In response to the Staff’s comment, the disclosure in the Schedule TO has been revised to conform the definition of the term “business day” to the definition set forth in Rule 13e-4(a).

The undersigned, on behalf of the Bank, hereby acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Daniel F. Duchovny	-4-

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter.  We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to contact me at (212) 558-4942 or carsleyl@sullcrom.com, or Donald R. Crawshaw at (212) 558-4016 or crawshawd@sullcrom.com, with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Sincerely,

/s/ Lucas H. Carsley

Lucas H. Carsley
Sullivan & Cromwell LLP

cc:	Erin Dion
(Royal Bank of Canada)

Donald R. Crawshaw
Kai D. Sheffield
(Sullivan & Cromwell LLP)